UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.    )*

Coldwater Creek Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

193068103

(CUSIP Number)

Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Attn: Stephen D. Oetgen Robert M. Hayward, P.C. (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 193068103

1.	NAME OF REPORTING PERSON CC Holdings of Delaware, LLC - Series A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,351,504 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,351,504 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,351,504 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON OO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 121,757,524 shares of common stock were outstanding as of May 29, 2012.

CUSIP No. 193068103

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,351,504 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,351,504 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,351,504 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 121,757,524 shares of common stock were outstanding as of May 29, 2012.

CUSIP No. 193068103

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,351,504 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,351,504 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,351,504 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 121,757,524 shares of common stock were outstanding as of May 29, 2012.

CUSIP No. 193068103

1.	NAME OF REPORTING PERSON GGCOF Third Party Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,351,504 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,351,504 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,351,504 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 121,757,524 shares of common stock were outstanding as of May 29, 2012.

CUSIP No. 193068103

1.	NAME OF REPORTING PERSON GGCOF Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,351,504 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,351,504 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,351,504 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 121,757,524 shares of common stock were outstanding as of May 29, 2012.

CUSIP No. 193068103

1.	NAME OF REPORTING PERSON GGC Co-Invest Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,351,504 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,351,504 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,351,504 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 121,757,524 shares of common stock were outstanding as of May 29, 2012.

CUSIP No. 193068103

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,351,504 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,351,504 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,351,504 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 121,757,524 shares of common stock were outstanding as of May 29, 2012.

CUSIP No. 193068103

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,351,504 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,351,504 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,351,504 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ 0
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON CO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 121,757,524 shares of common stock were outstanding as of May 29, 2012.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Coldwater Creek Inc., a Delaware corporation (“Coldwater Creek” or the “Issuer”). The principal executive offices of the Issuer are located at One Coldwater Creek Drive, Sandpoint, Idaho 83864.

Item 2. Identity and Background.

(a) – (c) This Statement is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: CC Holdings of Delaware, LLC - Series A (“CC Holdings”), Golden Gate Capital Opportunity Fund, L.P. (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P. (“GGCOF-A”), GGCOF Third Party Co-Invest, L.P. (“GGCOF Third Party Co-Invest”), GGCOF Co-Invest, L.P. (“GGCOF Co-Invest”), GGC Opportunity Fund Management, L.P. (“Fund GP”), GGCOF Co-Invest Management, L.P. (“Co-Invest GP”) and GGC Opportunity Fund Management GP, Ltd. (“Ultimate GP”) (collectively, the “Reporting Persons”). GGCOF, GGCOF-A, GGCOF Third Party Co-Invest and GGCOF Co-Invest (the “Funds”) hold all of the equity interests in CC Holdings. Fund GP is the general partner of each of GGCOF, GGCOF-A and GGCOF Third Party Co-Invest, and Ultimate GP is the general partner of Fund GP. Co-Invest GP is the general partner of GGCOF Co-Invest and Fund GP is the general partner of Co-Invest GP. As a result, each of the Funds, Fund GP, Co-Invest GP and Ultimate GP may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the securities owned by CC Holdings. Ultimate GP has ultimate voting and dispositive authority over all of the securities held by CC Holdings and is governed by its board of directors. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

The principal business address for each of the Reporting Persons is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

The principal business of CC Holdings is investing in the securities of the Issuer. The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Fund GP is to act as the general partner of various investment funds, including GGCOF, GGCOF-A and GGCOF Third Party Co-Invest, and Co-Invest GP. The principal business of Co-Invest GP is to act as the general partner of GGCOF Co-Invest. The principal business of Ultimate GP is to act as the general partner of Fund GP.

Certain information required by this Item 2 concerning the executive officers, controlling persons and directors of Ultimate GP is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CC Holdings is a limited liability company organized under the laws of the state of Delaware. The Funds, Fund GP and Co-Invest GP are limited partnerships organized under the laws of the Cayman Islands. Ultimate GP is an exempted company organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration.

Each of the Funds is a private equity fund formed for the purpose of making investments for its own account. The source of funds for the Reporting Persons is capital committed by the partners of the Funds, who are not themselves necessarily affiliates of the Reporting Persons.

Item 4. Purpose of Transaction.

CC Holdings, on behalf of the Funds, entered into the following transactions for investment purposes in the ordinary course of its business:

On July 9, 2012, Coldwater Creek U.S. Inc., Coldwater Creek The Spa Inc. and Coldwater Creek Merchandising & Logistics Inc., as borrowers (collectively, the “Borrowers”), and certain of their affiliates, as guarantors (collectively, the “Guarantors”), entered into a $65.0 million term loan credit agreement (the “Term Loan”) and related documents with CC Holdings Agency Corp. (the “Agent”), an affiliate of CC Holdings and on behalf of the Funds, as administrative agent and collateral agent, and certain of its affiliates (including Coldwater Creek) as lenders (collectively, the “Lenders”). Concurrently with, and as a condition to, entering into the Term Loan, Coldwater Creek also issued 1,000 shares of Convertible Series A Preferred Stock, par value $0.01 (“the Series A Preferred”) to CC Holdings pursuant to a Stock Purchase and Investor Rights Agreement (the “Stock Purchase Agreement”) for an aggregate purchase price determined in accordance with Section 3.09 of the Term Loan. Each share of Series A Preferred is convertible at any time prior to July 9, 2022 into Common Stock at a conversion rate of 24,351.504. In addition, in connection with the foregoing, CC Holdings is entitled to designate two directors to the board of directors of Coldwater Creek. As long as CC Holdings and its affiliates hold at least 66.67% of their initial equity investment in Coldwater Creek, CC Holdings is entitled to designate two directors of the board of directors of Coldwater Creek, and as long as CC Holdings and its affiliates hold at least 33.33% of their initial equity investment in Coldwater Creek, CC Holdings is entitled to designate one member of the board of directors of Coldwater Creek.

The investment strategy of the Reporting Persons is generally to invest in entities in which there is a potential to exercise significant influence over such entities. The Reporting Persons intend to exercise fully their rights as stockholders (whether as holders of the Series A Preferred Stock or as holders of Common Stock issued upon conversion thereof), and to vote their shares in the manner in which they deem appropriate and in the best interests of the Reporting Persons from time to time.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer in the open market, through privately negotiated transactions with third parties or otherwise; convert the Series A Preferred into Common Stock; sell or otherwise dispose of all or a portion of the securities then held by such Reporting Persons in the open market, through privately negotiated transactions with third parties or otherwise; cease buying or selling such securities; enter into or unwind hedging or other derivative transactions with respect to such securities in the Issuer or otherwise pledge such such securities as a means of obtaining liquidity; or cause any of the Reporting Persons to distribute in kind such securities to their respective investors; in each case at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer.

To evaluate such and other alternatives, the Reporting Persons will routinely monitor (1) the Issuer’s business, markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization; (2) the performance of the Issuer’s securities and the availability of the Issuer’s securities for purchase at particular price levels; (3) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (4) general economic conditions; (5) stock market conditions; (6) the Borrower’s performance under, and its compliance with, the terms of, the Term Loan; (7) other business and investment opportunities available to the Reporting Persons; and (8) other plans and requirements of the Reporting Persons.

Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss some or all such matters with management, directors and other representatives of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of Common Stock, exchanging information with the Issuer (subject, when appropriate, to confidentiality or similar agreements), proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, subject to any contractual restrictions between such Reporting Persons and the Company, to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to Issuer’s management, board of directors and stockholders. Any of the foregoing actions described in this Item 4 could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. The Reporting Persons intend to continuously review their options and may at any time, and from time to time, reconsider and change their plans or proposals relating to any of the foregoing, subject to any contractual restrictions between such Reporting Persons and the Company, and/or may modify their present intention as stated in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) – (b) In the aggregate, the Reporting Persons beneficially own, as of July 9, 2012, 24,351,504 shares of the Common Stock by virtue of the Series A Preferred directly held by CC Holdings. Such shares, if converted to Common Stock, represent 16.7% of the Issuer’s outstanding Common Stock. Each of CC Holdings, the Funds, Fund GP and Co-Invest GP have shared dispositive power with each other with respect to the Series A Preferred. Ultimate GP has sole dispositive power with respect to all of the Series A Preferred.

As a result of the relationships described in this Statement, each of the Reporting Persons may be deemed to beneficially own the Series A Preferred owned by CC Holdings. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Series A Preferred acquired by CC Holdings, that it is the beneficial owner of any of the Series A Preferred referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) On July 9, 2012, the Agent, an affiliate of CC Holdings and on behalf of the Funds, entered into the Term Loan. Concurrently with and as a condition to entering into the Term Loan, Coldwater Creek also entered into the Stock Purchase Agreement with CC Holdings to purchase 1,000 shares the Series A Preferred of Coldwater Creek for an aggregate purchase price determined in accordance with Section 3.09 of the Term Loan. Each share of Series A Preferred is convertible at any time prior to July 9, 2022 into Common Stock at a conversion rate of 24,351.504.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 9, 2012, the Borrowers and the Guarantors entered into the Term Loan and related documents with the Agent and the Lenders. Under the terms of the Term Loan, the Borrowers borrowed $65.0 million at an interest rate equal to 5.5% per annum in cash, due and payable quarterly in arrears, and 7.5% per annum, due and payable in kind (“PIK”) quarterly in arrears, with adjustments to the cash and PIK portions of the interest rate in accordance with the Term Loan, following principal repayments. The Term Loan is scheduled to mature on the earlier of (i) the acceleration of obligations or the occurrence of the maturity date under the amended and restated revolving credit agreement (the “ABL Credit Agreement”) entered into on May 16, 2011 with Wells Fargo Bank, National Association (“Wells Fargo”) and other parties thereto or (ii) July 9, 2017. The obligations of the Borrowers under the Term Loan are guaranteed by Coldwater Creek and certain of its subsidiaries (including certain future direct and indirect subsidiaries of Coldwater Creek). The obligations under the Term Loan and the related documents are secured by (i) a second-priority lien (subject only to a lien in favor of Wells Fargo pursuant to the ABL Credit Agreement, related documents and an intercreditor agreement with the Agent) on the inventory and accounts receivables and (ii) a first-priority lien on substantially all of the other assets. The Term Loan and the related documents also contain covenants restricting the ability of Coldwater Creek and certain of its subsidiaries to, among other things: (1) incur additional indebtedness; (2) grant liens on assets; (3) merge with or acquire other companies, liquidate or dissolve; (4) sell, transfer, lease or dispose of assets; (5) make loans, investments or guarantees; (6) make specified payments and dividends with respect to equity interests; (7) make specified payments with respect to certain other indebtedness; (8) engage in transactions with affiliates; (9) enter into certain restrictive agreements; (10) change the nature of their business; (11) amend certain material documents; (12) take certain actions with respect to cash management (including holding cash and cash equivalents in excess of a certain threshold amount); (13) make capital expenditures in excess of a certain threshold amount; and (14) permit inventory and liquidity to fall below specified levels.

Concurrently with and as a condition to entering into the Term Loan, Coldwater Creek also issued 1,000 shares of the Series A Preferred to CC Holdings pursuant to the Stock Purchase Agreement for an aggregate purchase price determined in accordance with Section 3.09 of the Term Loan. Each share of Series A Preferred is convertible at any time prior to July 9, 2022 into Common Stock at a conversion rate of 24,351.504. The Series A Preferred is convertible into shares of Common Stock at an initial exercise price of $0.85 per share of underlying Common Stock into which the Series A Preferred is converted. The Series A Preferred is entitled to voting rights and other rights upon liquidation. CC Holdings and certain permitted transferees are entitled to customary registration rights with respect to the Common Stock underlying the Series A Preferred.

In connection with the foregoing, CC Holdings is entitled to designate two directors to the board of directors of Coldwater Creek. As long as CC Holdings and its affiliates hold at least 66.67% of their initial equity investment in Coldwater Creek, CC

Holdings is entitled to designate two directors of the board of directors of Coldwater Creek, and as long as CC Holdings and its affiliates hold at least 33.33% of their initial equity investment in Coldwater Creek, CC Holdings is entitled to designate one member of the board of directors of Coldwater Creek.

Coldwater Creek and CC Holdings also entered into a Registration Rights Agreement dated July 9, 2012 (the “Registration Rights Agreement”), which entitles CC Holdings to certain registration rights with respect to securities issuable to CC Holdings in connection with its conversion of Series A Preferred into Common Stock, including three demand registrations and piggyback registration rights.

This description of the material terms of the Term Loan and Series A Preferred, board representation and registration rights is qualified in its entirety by reference to the Term Loan, Security Agreement, Stock Purchase Agreement, the Certificate of Designation of Preferences of Convertible Series A Preferred Stock of Coldwater Creek Inc. and the Registration Rights Agreement, which are attached as Exhibits 1 through 4 hereto and are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Term Loan Agreement, dated as of July 9, 2012, by and among Coldwater Creek U.S. Inc., as the Lead Borrower, the other borrowers party thereto, the guarantors party thereto, CC Holdings Agency Corp., as Administrative Agent and Collateral Agent, and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by the Issuer on July 13, 2012 (the “Form 8-K”).

Exhibit 2 Stock Purchase and Investor Rights Agreement, dated as of July 9, 2012, by and between Coldwater Creek Inc. and CC Holdings of Delaware, LLC - Series A (incorporated by reference to Exhibit 10.3 to the Form 8-K).

Exhibit 3 Certificate of Designation of Preferences of Convertible Series A Preferred Stock of Coldwater Creek Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K).

Exhibit 4 Registration Rights Agreement, dated as of July 9, 2012, by and between Coldwater Creek Inc. and CC Holdings of Delaware, LLC - Series A (incorporated by reference to Exhibit 10.4 to the Form 8-K).

Exhibit 5 Joint Filing Undertaking dated as of July 18, 2012 by and among Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Third-Party Co-Invest, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management GP, Ltd., GGCOF Co-Invest, L.P., GGC Co-Invest Management, L.P. and CC Holdings of Delaware, LLC - Series A (filed herewith).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 18, 2012

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.
GGCOF Third-Party Co-Invest, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By:	GGC Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

CC Holdings of Delaware, LLC - Series A

/s/ Joshua Olshansky
By:	Joshua Olshansky
Its:	Manager

SCHEDULE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE REPORTING PERSONS

Ultimate GP. Ultimate GP is an exempted company organized under the laws of the Cayman Islands and is governed by its directors. David C. Dominik holds a controlling amount of the outstanding shares in Ultimate GP and also controls its Board of Directors. Ultimate GP does not have any officers. Each of Ultimate GP’s directors is a United States citizen. Mr. Dominik’s principal occupation is serving as Managing Director of Golden Gate Capital. The business address of each of the directors, officers and controlling shareholder is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

Exhibit 6

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: July 18, 2012

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.
GGCOF Third-Party Co-Invest, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.
By:	GGC Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

CC Holdings of Delaware, LLC - Series A

/s/ Joshua Olshansky
By:	Joshua Olshansky
Its:	Manager